Exhibit 12.1

	Three months ended	Years Ended December 31,
	3/31/2007	2006	2005	2004	2003	2002
FIXED CHARGES
Interest expensed	$787,500	$3,150,034	$3,185,473	$511,803	$—	$—
Interest capitalized		$—	$—	$—	$—	$—
Amortized premiums, discounts and capitalized expenses related to indebtedness	$187,310	$749,340	$749,239	$124,873	$—	$—
Estimate of the interest within rental expense	$195,247	$729,333	$577,667	$192,664	$131,142	$46,901
Preference security dividend requiremetns of consolidated subsidiaries	$—	$—
TOTAL FIXED CHARGES	$1,170,057	$4,628,707	$4,512,379	$829,340	$131,142	$46,901

EARNINGS
Pre-tax income from continuing operations before minority interest	$(9,947,901)	$(23,418,327)	$(25,696,878)	$(14,359,047)	$(7,494,993)	$(4,094,918)
Plus: Fixed charges	$1,170,057	$4,628,707	$4,512,379	$829,340	$131,142	$46,901
Plus: Amortization of capitalized interest	$—	$—	$—	$—	$—	$—
Plus: Distributed income of equity investees	$—	$—	$—	$—	$—	$—
Plus: Share of pre-tax losses of equity investees arising from guarantees included in fixed charges	$—	$—	$—	$—	$—	$—
Subtotal	$(8,777,844)	$(18,789,620)	$(21,184,499)	$(13,529,707)	$(7,363,851)	$(4,048,017)

Less: Interest capitalized		$—	$—	$—	$—	$—
Less: Preference security dividend requirement of consolidated subsidiaries		$—	$—	$—	$—	$—
Less: Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	$(99,434)	$(78,132)	$—	$—	$—	$—
Subtotal	$(99,434)	$(78,132)	$—	$—	$—	$—

Net Earnings	$(8,678,410)	$(18,711,488)	$(21,184,499)	$(13,529,707)	$(7,363,851)	$(4,048,017)

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	n/a	n/a
Deficiency of Earnings to Fixed Charges	$(9,848,467)	$(23,340,195)	$(25,696,878)	$(14,359,047)	$(7,494,993)	$(4,094,918)